

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 1, 2018

Via E-mail
Leonard Perham
Chief Executive Officer and President
MoSys, Inc.
2309 Bering Drive
San Jose, CA 95131

Re: MoSys, Inc.
Registration Statement on Form S-1
Filed May 24, 2018
File No. 333-225193

Dear Mr. Perham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Alan B. Kalin, Esq.
        Pillsbury Winthrop Shaw Pittman LLP